

Mail Stop 4561

July 23, 2009

A. Dale Mayo
Chief Executive Officer
Access Integrated Technologies, Inc.
55 Madison Avenue, Suite 300
Morristown, NJ 07960

> **Re:** **Access Integrated Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 14, 2009**
> **File No. 000-51910**

Dear Mr. Mayo:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal Three

1. Please revise your filing to disclose the number of shares of Class A Common Stock you are asking shareholders to authorize for issuance in connection with the payment of interest on your 2007 Senior Notes. Refer to Item 11(a) of Schedule 14A.

2. Please revise your disclosure to include all the information required by Item 11 of Schedule 14A including, but not limited to, how the number of shares of Class A Common Stock issuable as "Interest Shares" and "Additional Interest Shares" is to be calculated and a discussion of the dilutive effect of the issuance of additional shares of Class A Common Stock upon your existing shareholders.

3.	Please tell us whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of Class A Common Stock, other than in connection with the payment of interest on your 2007 Senior Notes. If you do not, please disclose under proposal three that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares.

4.	Please refer to Securities Exchange Act Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares of Class A Common Stock that could result from proposal three. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by, for example, diluting the stock ownership of persons seeking control of the company.

Proposal Four

5.	We note that the 2000 Equity Incentive Plan provides for the granting of Class A Common Stock, restricted Class A Common Stock, stock appreciation rights, restricted stock units and performance awards. Please tell us whether you have any specific plans, proposals or arrangements to grant securities under the 2000 Equity Incentive Plan.

*	*	*	*

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions or comments to Michael F. Johnson at (202) 551-3477 or to the undersigned at (202) 551-3457. You may also contact the Assistant Director, Barbara C. Jacobs, if you thereafter have any other questions.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (973) 290-0081
        Gary Loffredo, Esq.